UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 23)*

PolyMet Mining Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

731916102

(CUSIP Number)

Stephen Rowland

Glencore International AG

Baarermattstrasse 3

CH-6340 Baar

Switzerland

+41 41 709 2000

With copies to:

Matias Vega, Esq.

Curtis, Mallet-Prevost, Colt & Mosle LLP

101 Park Avenue

New York, NY 10178

(212) 696-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731916102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Glencore plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZEN OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 736,401,201
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 736,401,201
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 736,401,201
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.1%
14	TYPE OF REPORTING PERSON CO; HC

CUSIP No. 731916102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Glencore International AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZEN OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 736,401,201
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 736,401,201
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 736,401,201
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.1%
14	TYPE OF REPORTING PERSON CO; HC

CUSIP No. 731916102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Glencore AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZEN OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 736,401,201
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 736,401,201
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 736,401,201
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.1%
14	TYPE OF REPORTING PERSON CO

Explanatory Note:

This Amendment No. 23 (this “Amendment No. 23”) amends and restates the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) by Glencore Holding AG, Glencore International AG and Glencore AG on November 10, 2008, and amended by Amendment No. 1 thereto filed on December 24, 2008, Amendment No. 2 thereto filed on June 22, 2009, Amendment No. 3 thereto filed on September 4, 2009, Amendment No. 4 thereto filed on November 3, 2009, Amendment No. 5 thereto filed on November 23, 2009, Amendment No. 6 thereto filed on January 27, 2010, Amendment No. 7 thereto filed on November 15, 2010, Amendment No. 8 thereto filed on June 2, 2011 (which amendment removed Glencore Holding AG as a Reporting Person and added Glencore International plc (now known as Glencore plc) as a Reporting Person), Amendment No. 9 thereto filed on July 15, 2011, Amendment No. 10 thereto filed on December 6, 2011, Amendment No. 11 thereto filed on October 16, 2012, Amendment No. 12 thereto filed on April 16, 2013, Amendment No. 13 thereto filed on June 10, 2013, Amendment No. 14 thereto filed on July 8, 2013, Amendment No. 15 thereto filed on April 29, 2014, Amendment No. 16 thereto filed on August 5, 2015, Amendment No. 17 thereto filed on December 18, 2015, Amendment No. 18 thereto filed on September 19, 2016, Amendment No. 19 thereto filed on November 1, 2016, Amendment No. 20 thereto filed on April 4, 2018, Amendment No. 21 thereto filed on March 29, 2019, Amendment No. 22 thereto filed on May 13, 2019 (as so amended, the “Statement”) relating to the common shares, no par value (“Common Shares”), of PolyMet Mining Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada (the “Issuer”). This Amendment No. 23 reflects changes to Items 3, 4 and 5 of the Statement.

Item 1	Security and Issuer

This Schedule 13D relates to the common shares, without par value (the “Common Shares”), of PolyMet Mining Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada. The Issuer’s principal executive office is located at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario Canada M5X 1C7.

Item 2	Identity and Background

This Schedule 13D is being filed by (a) Glencore plc (formerly known as Glencore Xstrata plc) (“Glencore plc”), (b) Glencore International AG (“Glencore International”) and (c) Glencore AG (collectively, the “Reporting Persons”). Glencore plc is a company organized under the laws of Jersey. Each of Glencore International and Glencore AG is a company organized under the laws of Switzerland.

Glencore plc is a public company with its ordinary shares listed on the London Stock Exchange and the Johannesburg Stock Exchange. Glencore plc is the parent company of Glencore International which, together with its subsidiaries, including Glencore AG, is a leading integrated producer and marketer of natural resources, with worldwide activities in the production, refinement, processing, storage, transport and marketing of metals and minerals, energy products and agricultural products. Each of the Reporting Persons other than Glencore plc is a direct or indirect wholly-owned subsidiary of Glencore plc. Glencore AG is a direct wholly-owned subsidiary of Glencore International.

The address of the principal business and office of each of the Reporting Persons is Baarermattstrasse 3, CH-6340, Baar, Switzerland.

The name, citizenship, occupation and principal business address of each director and executive officer of the Reporting Persons are listed in Schedule 1 hereto (the “Schedule 1 Persons”), which Schedule 1 is incorporated herein by reference.

During the last five years, none of the Reporting Persons, or, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On October 31, 2008, Glencore AG, the Issuer and the Issuer’s wholly owned subsidiary, Poly Met Mining, Inc., a Minnesota corporation (the “Issuer Subsidiary”), entered into a purchase agreement (the “Original Purchase Agreement”), as amended by a letter agreement (“Amendment No. 1”), dated as of November 28, 2008, and as further amended by a letter agreement (“Amendment No. 2”), dated as of December 12, 2008, a letter agreement (“Amendment No. 3”), dated as of December 19, 2008, a letter agreement (“Amendment No. 4”), dated as of January 30, 2009, a letter agreement (“Amendment No. 5”), dated as of February 24, 2009, a letter agreement (“Amendment No. 6”), dated as of March 30, 2009, a letter agreement (“Amendment No. 7”), dated as of April 28, 2009, a letter agreement (“Amendment No. 8”), dated as of June 4, 2009, a letter agreement (“Amendment No. 9”), dated as of August 31, 2009, a letter agreement (“Amendment No. 10”), dated as of October 20, 2009, and a letter agreement (“Amendment No. 11”), dated as of November 16, 2009 (the Original Purchase Agreement, as amended, the “Purchase Agreement”), which provided for, among other things, Glencore AG’s purchase of up to US$50,000,000 in aggregate principal amount of floating rate secured debentures due September 30, 2011 issued by the Issuer Subsidiary (collectively, the “Debentures”).

The initial closing of the transactions contemplated by the Original Purchase Agreement occurred on October 31, 2008. At the initial closing, the Issuer Subsidiary issued to Glencore AG an initial tranche of US$7,500,000 of the Debentures (the “Tranche A Debenture”). Subsequently, the Issuer Subsidiary issued to Glencore AG a second tranche of US$7,500,000 of the Debentures (the “Tranche B Debenture”) on December 22, 2008, a third tranche of US$5,000,000 of the Debentures (the “Tranche C Debenture”) on June 17, 2009 and a fourth tranche of US$5,000,000 of the Debentures (the “Tranche D Debenture”) on August 31, 2009. The Original Purchase Agreement had also provided for a fifth tranche of US$25,000,000 of the Debentures (the “Tranche E Debenture”) to be issued to Glencore AG upon the satisfaction of additional closing conditions set forth in the Original Purchase Agreement.

The Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture initially bore interest at a rate equal to the 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of such Debentures. On or before September 30, 2009, the Issuer was able to elect in which form to make the interest payments; thereafter, Glencore AG may make such election. The Issuer has guaranteed the Issuer Subsidiary’s obligations under such Debentures pursuant to a Parent Guarantee (the “Parent Guarantee”), dated as of October 31, 2008. The Issuer Subsidiary’s obligations under such Debentures are secured by (i) the assets of the Issuer pursuant to a security agreement (the “Issuer Security Agreement”), dated as of October 31, 2008, between the Issuer and Glencore AG, (ii) the assets of the Issuer Subsidiary pursuant to a security agreement (the “Issuer Subsidiary Security Agreement”), dated as of October 31, 2008, between the Issuer Subsidiary and Glencore AG, and (iii) a security interest in the Issuer’s equity interest in the Issuer Subsidiary pursuant to a pledge agreement (the “Pledge Agreement”), dated as of October 31, 2008, between the Issuer and Glencore AG.

In connection with the Original Purchase Agreement, on October 31, 2008, the Issuer issued to Glencore AG an exchange warrant pursuant to which the Debentures were exchangeable into Common Shares at any time at an exchange rate of US$4.00 per Common Share for the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture, and an exchange rate of US$2.65 per Common Share for the Tranche E Debenture (the “Original Exchange Warrant”).

In connection with the Original Purchase Agreement, on October 31, 2008, the Issuer issued to Glencore AG a purchase warrant entitling Glencore AG to purchase 6,250,000 Common Shares at an exercise price of US$3.00 per Common Share (the “2008 Purchase Warrant”).

Concurrently with the issuance of the Tranche A Debenture and the 2008 Purchase Warrant, the Issuer and Glencore AG entered into a Registration Rights Agreement (the “2008 Registration Rights Agreement”). The 2008 Registration Rights Agreement granted Glencore AG demand and piggyback registration rights with respect to Common Shares issuable upon exercise of the Original Exchange Warrant and/or exercise of the 2008 Purchase Warrant.

Pursuant to a subscription agreement, dated as of November 17, 2009, between Glencore AG and the Issuer (the “First 2009 Subscription Agreement”), Glencore AG acquired from the Issuer, on a private placement basis, 3,773,585 Common Shares for an aggregate purchase price of US$10,000,000.25 (or US$2.65 per Common Share). Pursuant to another subscription agreement, dated as of November 23, 2009, between Glencore AG and the Issuer (the “Second 2009 Subscription Agreement”), on January 26, 2010, Glencore AG acquired from the Issuer, on a private placement basis, 5,660,377 Common Shares for an aggregate purchase price of US$14,999,999.05 (or US$2.65 per Common Share).

On November 12, 2010, the Issuer, the Issuer Subsidiary and Glencore AG entered into an amendment and waiver agreement (the “2010 Amendment and Waiver”) pursuant to which the parties agreed, among other things, to:

•	terminate and discharge the Issuer Subsidiary’s obligation to issue, and Glencore AG’s obligation to purchase, the Tranche E Debenture;

•	extend the maturity date for each of the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture from September 30, 2011 to September 30, 2012;

•	extend the expiration date of the Original Exchange Warrant from September 30, 2011 to September 30, 2012; and

•	cancel the 2008 Purchase Warrant and cause the Issuer to issue to Glencore a new warrant to purchase up to 3,000,000 Common Shares at an exercise price of US$2.00 per share.

On November 12, 2010, as contemplated by the 2010 Amendment and Waiver, the Issuer issued to Glencore AG a purchase warrant entitling Glencore AG to purchase 3,000,000 Common Shares at an exercise price of US$2.00 per Common Share until December 31, 2015 (the “2010 Purchase Warrant”).

In accordance with the terms of the 2010 Amendment and Waiver, the Issuer and Glencore AG also entered into a registration rights agreement, dated as of November 12, 2010 (the “2010 Registration Rights Agreement”), pursuant to which Glencore AG (and any transferee of Common Shares to whom Glencore AG transfers its registration rights) was granted demand and piggyback registration rights with respect to all Common Shares held by Glencore AG, including any Common Shares issuable upon exercise of the 2010 Purchase Warrant and/or exercise of the Original Exchange Warrant. The 2010 Registration Rights Agreement provides that the Issuer must effect an unlimited number of demand registration rights if holders of at least fifty percent (50%) of such registrable securities demand the registration of Common Shares covering at least twenty-five percent (25%) of the outstanding amount of such registrable securities (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed US$5,000,000); provided, however, the Issuer is not obligated to effect (i) a registration covering the sale of Common Shares for an aggregate public offering price of less than US$5,000,000, (ii) more than two such registrations in any twelve-month period or (iii) any registration at a time when it is keeping three such registration statements effective.

Concurrently, Glencore AG and the Issuer entered into a Subscription Agreement, dated as of November 12, 2010 (the “2010 Subscription Agreement”), pursuant to which Glencore AG agreed to purchase from the Issuer, on a private placement basis, an aggregate of 15,000,000 Common Shares for a purchase price of US$2.00 per Common Share in three separate tranches of 5,000,000 Common Shares each.

On January 17, 2011, pursuant to the first tranche of the 2010 Subscription Agreement, Glencore AG acquired from the Issuer, on a private placement basis, 5,000,000 Common Shares for an aggregate purchase price of US$10,000,000 (or US$2.00 per Common Share).

The Issuer’s board of directors waived applicable provisions of the Issuer’s amended and restated shareholder rights plan agreement with respect to Glencore AG’s purchase of the remaining second and third tranches of the 2010 Subscription Agreement.

On July 15, 2011, pursuant to the second tranche of the 2010 Subscription Agreement, Glencore AG acquired an additional 5,000,000 Common Shares from the Issuer for an aggregate purchase price of US$10,000,000 (or US$2.00 per Common Share). Concurrently, Glencore AG granted a waiver to the Issuer pursuant to which Glencore AG waived the application of certain covenants contained in the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture to the secured loan provided by the Iron Range Resources and Rehabilitation Board to the Issuer Subsidiary that previously closed on June 28, 2011 (the “IRRRB Loan Waiver”).

On October 15, 2012, pursuant to the remaining third tranche of the 2010 Subscription Agreement, Glencore AG acquired an additional 5,000,000 Common Shares from the Issuer for an aggregate purchase price of US$10,000,000 (or US$2.00 per Common Share).

On July 15, 2011, Glencore AG acquired pursuant to a private transaction 9,200,547 Common Shares at a price of US$1.4233 per share. These shares were purchased from Cliffs Erie L.L.C. (“Cliffs”) in accordance with the Issuer’s right to arrange for a purchaser of the shares upon notice from Cliffs of its desire to sell the shares. The purchase was made pursuant to a share purchase agreement, which was previously filed with the SEC as an exhibit to the Statement, and is hereby incorporated herein by reference.

In connection with Glencore AG’s purchase from Cliffs, the Issuer’s board of directors waived applicable provisions of the Issuer’s amended and restated shareholder rights plan agreement with respect to Glencore AG becoming the beneficial owner of more than 20% of the outstanding voting shares of the Issuer as a result of the purchases described above.

On December 6, 2011, pursuant to a subscription agreement, dated as of November 30, 2011, between Glencore AG and the Issuer (the “2011 Subscription Agreement”), Glencore AG acquired from the Issuer, on a private placement basis, an aggregate of 13,333,333 Common Shares and a warrant entitling Glencore AG to purchase up to an aggregate of 2,600,000 Common Shares at an exercise price of US$1.50 per Common Share until December 31, 2015 (the “2011 Purchase Warrant”) for an aggregate purchase price of US$19,999,999.50.

In connection with the 2011 Subscription Agreement, on December 6, 2011, an amendment and waiver agreement, dated as of November 30, 2011, among the Issuer, the Issuer Subsidiary and Glencore AG (the “2011 Amendment and Waiver”), became effective and amended, among other things:

•	each of the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture to extend the maturity date from September 30, 2012 to the earlier of (i) the date which is 10 business days after the date on which the Issuer and/or the Issuer Subsidiary has received all permits required to commence construction of the NorthMet mine and Erie Plant facilities in St. Louis County, Minnesota in a form reasonably acceptable to Glencore AG (the “NorthMet Project”) and the senior construction financing for the NorthMet Project is made available to the Issuer and/or the Issuer Subsidiary in a form reasonably acceptable to Glencore AG (collectively, the “Construction Prerequisites”) and (ii) September 30, 2014;

•	each of the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture to prohibit the Issuer from redeeming such Debentures prior to the Issuer and/or the Issuer Subsidiary satisfying the Construction Prerequisites;

•	the 2010 Purchase Warrant to reduce the exercise price from US$2.00 to US$1.50 per Common Share; and

•	the 2010 Purchase Warrant to include a mandatory exercise feature if the 20-day volume weighted average price of the Common Shares is equal to or greater than 150% of the exercise price and the Issuer provides notice to Glencore AG that it has obtained the Construction Prerequisites.

In addition, pursuant to the 2011 Amendment and Waiver, on December 6, 2011, the Issuer issued to Glencore AG an amended and restated exchange warrant that amended and restated the Original Exchange Warrant (the “Amended and Restated Exchange Warrant”). Pursuant to the Amended and Restated Exchange Warrant, the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture are exchangeable into Common Shares at an exchange rate of US$1.50 per Common Share for such Debentures at any time until the earlier of (i) the Issuer and/or the Issuer Subsidiary satisfying the Construction Prerequisites and (ii) September 30, 2014. The Amended and Restated Exchange Warrant further provides that the Issuer may, within 10 business days after the date on which the Issuer and/or the Issuer Subsidiary has satisfied the Construction Prerequisites, deliver a notice to Glencore AG requiring Glencore AG to exercise the Amended and Restated Exchange Warrant.

In addition, in connection with the 2011 Subscription Agreement and the 2011 Amendment and Waiver, on November 30, 2011, the Issuer and Glencore AG entered into a registration rights agreement and amendment to existing registration rights agreement (the “2011 Registration Rights Agreement”), pursuant to which (i) Glencore AG (and any transferee of Common Shares to whom Glencore AG transfers its registration rights) was granted demand and piggyback registration rights with respect to the Common Shares issued under the 2011 Subscription Agreement and the Common Shares issuable upon exercise of the 2011 Purchase Warrant and (ii) the 2010 Registration Rights Agreement was amended so that the registrable securities covered by the 2010 Registration Rights Agreement include the Common Shares issuable upon exercise of the 2010 Purchase Warrant, as amended by the 2011 Amendment and Waiver, and the Common Shares issuable upon exercise of the Amended and Restated Exchange Warrant.

The Issuer’s board of directors waived applicable provisions of the Issuer’s amended and restated shareholder rights plan agreement with respect to the transactions contemplated by the 2011 Subscription Agreement and the 2011 Amendment and Waiver.

On April 11, 2013, Glencore AG loaned US$20 million to the Issuer Subsidiary through the purchase of an amended Tranche E Debenture from the Issuer Subsidiary (as amended, the “Amended Tranche E Debenture”) pursuant to an amendment to the Purchase Agreement, dated as of April 10, 2013 (the “Amendment No. 14 to Purchase Agreement”), among the Issuer, the Issuer Subsidiary and Glencore AG. The Amended Tranche E Debenture had a maturity date of May 1, 2014, subject to mandatory repayment upon closing of the Rights Offering and carried a fixed interest rate of 4.721% per annum. Pursuant to a confirmation of secured obligations agreement (the “Confirmation of Secured Obligations Agreement”), dated as of April 10, 2013, among the Issuer Subsidiary, the Issuer and Glencore AG, the parties had confirmed that the Issuer Subsidiary’s obligations under the Amended Tranche E Debenture were guaranteed by the Issuer and secured by the assets of the Issuer and the Issuer Subsidiary on the same terms as the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture. On July 5, 2013, the Amended Tranche E Debenture was fully repaid with proceeds from the Rights Offering (as described below).

On July 5, 2013, at the closing of an offering of rights (“Rights”) by the Issuer to holders of Common Shares to raise up to approximately US$60.5 million in gross proceeds (the “Rights Offering”) contemplated by a standby purchase agreement, dated as of April 10, 2013, between Glencore AG and the Issuer (the “Standby Purchase Agreement”), Glencore AG acquired from the Issuer 31,756,979 Common Shares for an aggregate purchase price of US$20,959,606.14 (or US$0.66 per Common Share), of which 23,483,921 Common Shares were acquired by Glencore AG pursuant to the exercise of its basic subscription privilege under the Rights Offering and 8,273,058 Common Shares of which were acquired by Glencore AG pursuant to the exercise of its additional subscription privilege under the Rights Offering. In consideration for Glencore AG’s agreement to provide a standby commitment for the Rights Offering pursuant to the Standby Purchase Agreement, Glencore AG received a cash fee of approximately US$1.06 million at the closing of the Rights Offering. In addition, on July 5, 2013, at the closing of the Rights Offering, the Issuer and Glencore AG entered into (i) a corporate governance agreement (the “Corporate Governance Agreement”) under which, effective January 1, 2014, Glencore AG may appoint that number of the directors of the Issuer which is proportionate to Glencore AG’s ownership of Common Shares (on a fully diluted basis), subject to certain limitations including that Glencore AG may not appoint more than 49% (rounding down) of the Issuer’s directors and (ii) a registration rights agreement (the “2013 Registration Rights Agreement”) pursuant to which Glencore AG (and any transferee of Common Shares to whom Glencore AG transfers its registration rights) was granted demand and piggyback registration rights with respect to all Common Shares acquired by Glencore AG pursuant to the Rights Offering.

Glencore AG waived its right of first refusal on material financings by the Issuer contained in the 2010 Subscription Agreement with respect to the Rights Offering. In addition, the Issuer’s board of directors waived applicable provisions of the Issuer’s amended and restated shareholder rights plan agreement with respect to Glencore AG in connection with (i) the issuance of the Rights and Common Shares issuable upon exercise of the Rights under the Rights Offering and (ii) the Standby Purchase Agreement.

At the closing of the Rights Offering, as a result of the Rights Offering’s triggering of customary anti-dilution provisions: (i) the exchange rate at which the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture are exchangeable pursuant to the Amended and Restated Exchange Warrant was reduced from US$1.50 to US$1.2920 per Common Share, (ii) the exercise prices for the 2010 Purchase Warrant and the 2011 Purchase Warrant were reduced from US$1.50 to US$1.3007 per Common Share and (iii) the number of Common Shares issuable upon exercise of the 2010 Purchase Warrant and the 2011 Purchase Warrant were increased to 3,459,643 Common Shares and 2,998,358 Common Shares, respectively.

On April 25, 2014, the Issuer, the Issuer Subsidiary and Glencore AG entered into an amendment agreement (the “2014 Amendment”) pursuant to which the parties agreed, among other things, to:

•	extend the maturity date for each of the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture to the earlier to occur of (i) the Issuer giving Glencore AG ten days’ notice that it has received permits necessary to start construction of the NorthMet Project and availability of senior construction finance, in a form reasonably acceptable to Glencore AG (the “Early Maturity Event”) and (ii) September 30, 2015; and

•	extend the expiration date of the Amended and Restated Exchange Warrant to the earlier to occur of (i) the Early Maturity Event and (ii) September 30, 2015.

On January 28, 2015, the Issuer, the Issuer Subsidiary and Glencore AG entered into an amendment to the Purchase Agreement (the “Amendment No. 16 to Purchase Agreement”) pursuant to which the parties agreed, among other things, for the Issuer Subsidiary to issue to Glencore AG new Tranche F, G, H, and I debentures (the “2015 Debentures”) with the total principal amount of US$30.0 million. Tranche F in the principal amount of US$8.0 million was issued on January 30, 2015. Tranche G in the principal amount of US$8.0 million was issued on April 15, 2015. Tranche H in the principal amount of US$8.0 million was issued on July 1, 2015. Tranche I in the principal amount of US$6 million was issued on October 1, 2015. The 2015 Debentures bear interest at 12-month US dollar LIBOR plus 8.0% per annum payable in cash upon maturity and were issued with an initial maturity date of the earlier of (i) the availability of at least US$100 million of finance provided the Issuer demonstrates repayment is prudent or (ii) March 31, 2016. The Issuer and the Issuer Subsidiary provided security by way of a guarantee and a pledge of the assets of the Issuer and the Issuer Subsidiary.

On July 30, 2015, the Issuer, the Issuer Subsidiary and Glencore AG entered into an amendment to the Purchase Agreement (the “Amendment No. 17 to Purchase Agreement”) pursuant to which the parties agreed, among other things, to:

•	extend the maturity date for each of the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture to the earlier to occur of (i) the Early Maturity Event and (ii) March 31, 2016;

•	extend the expiration date of the Amended and Restated Exchange Warrant to the earlier to occur of (i) the Early Maturity Event and (ii) March 31, 2016;

•	adjust, as of August 1, 2015, the interest rate of the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture to US dollar LIBOR plus 8%; and

•	amend the 2010 Purchase Warrant and the 2011 Purchase Warrant such that (i) the exercise price has been reduced to US$0.9292 per share and (ii) the expiration date has been extended to December 31, 2016 subject to mandatory exercise if the 20-day VWAP of the Common Shares is equal to or greater than 150% of the exercise price or the occurrence of the Early Maturity Event.

On December 15, 2015, the Issuer, the Issuer Subsidiary and Glencore AG entered into an amendment to the Purchase Agreement (the “Amendment No. 18 to Purchase Agreement”) pursuant to which the parties agreed, among other things, to:

•	extend the maturity date of the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture to the earlier of (i) the availability of at least US$80 million of debt or equity financing, (ii) March 31, 2017 or (iii) such earlier date upon acceleration or by redemption or repayment (defined as the date on which the Issuer elects to repay the outstanding principal and unpaid and accrued interest thereunder provided that the Issuer can demonstrate that such early repayment is prudent and provided that the Issuer has provided to Glencore AG with ten business days’ notice of such early repayment);

•	adjust the interest rate of the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture to US dollar LIBOR plus 15%;

•	subject to approval by the Toronto Stock Exchange and the NYSE MKT, extend the expiration date of the Amended and Restated Exchange Warrant to be the same as the maturity date of the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture;

•	subject to approval by the Toronto Stock Exchange and the NYSE MKT, amend the 2010 Purchase Warrant and the 2011 Purchase Warrant such that (i) the exercise price is reduced to US$0.8231 per share and (ii) the expiration date is extended to December 31, 2017 (which remains subject to mandatory exercise if the 20-day VWAP of the Common Shares is equal to or greater than 150% of the exercise price or the occurrence of the Early Maturity Event);

•	extend the maturity date of the 2015 Debentures to the earlier of (i) the availability of at least US$80 million of debt or equity financing or (ii) March 31, 2017; and

•	adjust the interest rate of the 2015 Debentures to US dollar LIBOR plus 15%.

On January 27, 2016, the Issuer, the Issuer Subsidiary and Glencore AG entered into an amendment to the Purchase Agreement (the “Amendment No. 19 to Purchase Agreement”) pursuant to which the parties agreed for the Issuer Subsidiary to issue to Glencore AG a new Tranche J Debenture in the principal amount of US$11.0 million (the “Tranche J Debenture”). The Tranche J Debenture was issued on January 27, 2016. The Tranche J Debenture bears interest at 12-month US dollar LIBOR plus 15.0% per annum payable in cash upon maturity and were issued with an initial maturity date of the earlier of (i) the availability of at least US$80 million of debt or equity financing or (ii) March 31, 2017.

On June 2, 2016, the Issuer, the Issuer Subsidiary and Glencore AG entered into an amendment to the Purchase Agreement (the “Amendment No. 20 to Purchase Agreement”) pursuant to which the parties agreed for the Issuer Subsidiary to issue to Glencore AG new Tranche K, L and M debentures (the “KLM Debentures”) in the aggregate principal amount of US$14.0 million. Tranche K in the principal amount of US$3.0 million was issued on June 3, 2016. On June 30, 2016, the Issuer Subsidiary and Glencore AG entered into an amendment to the Purchase Agreement (the “Amendment No. 21 to Purchase Agreement”) pursuant to which the parties agreed for the Issuer Subsidiary to issue the Tranche L debenture to Glencore AG in two tranches, a Tranche L-1 debenture and a Tranche L-2 debenture. The Tranche L-1 debenture in the principal amount of US$5.0 million was issued on July 1, 2016. The Tranche L-2 debenture in the principal amount of US$3.0 million was issued on July 26, 2016. The Tranche M debenture in the principal amount of US$3.0 million was issued on August 5, 2016. The KLM Debentures bear interest at 12-month US dollar LIBOR plus 15.0% per annum payable in cash upon maturity and were issued with an initial maturity of the earlier of (i) the availability of at least US$100 million of debt or equity financing or (ii) March 31, 2017.

On September 14, 2016, the Issuer, the Issuer Subsidiary and Glencore AG entered into an amendment to the Purchase Agreement (the “Amendment No. 22 to Purchase Agreement”) pursuant to which the parties agreed to extend the maturity date of the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture, the Tranche D Debenture, the 2015 Debentures, the Tranche J Debenture and the KLM Debentures to the earlier of (i) the availability of at least US$100 million of debt and/or equity financing or (ii) March 31, 2018.

On October 24, 2016, the Issuer, the Issuer Subsidiary and Glencore AG entered into an amendment to the Purchase Agreement (the “Amendment No. 23 to Purchase Agreement”) pursuant to which:

•	the parties agreed to amend the Amended and Restated Exchange Warrant so that the exchange rate at which the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture are exchangeable pursuant to the Amended and Restated Exchange Warrant was reduced from US$1.2920 to US$1.2696 per Common Share;

•	the Issuer agreed to issue to Glencore AG a warrant entitling Glencore AG to purchase up to an aggregate of 625,000 Common Shares at an exercise price of US$0.7797 per Common Share until October 28, 2021 (the “First 2016 Purchase Warrant”) in partial consideration for the extensions of the maturity date contemplated by Amendment No. 22 to Purchase Agreement; and

•	the Issuer agreed to pay Glencore AG a fixed fee equal to US$730,000 for certain advisory services.

The First 2016 Purchase Warrant was issued on October 28, 2016.

On October 28, 2016, in connection with Glencore’s exercise of its right to maintain its pro rata ownership following the Issuer’s private placement that closed on October 18, 2016, pursuant to a subscription agreement between Glencore AG and the Issuer (the “2016 Subscription Agreement”), Glencore AG acquired from the Issuer, on a private placement basis, an aggregate of 14,111,251 Common Shares and a warrant entitling Glencore AG to purchase up to an aggregate of 7,055,626 Common Shares at an exercise price of US$1.00 per Common Share until October 28, 2021 (the “Second 2016 Purchase Warrant”) for an aggregate purchase price of US$10,583,438.25.

On September 14, 2017, the Issuer, the Issuer Subsidiary and Glencore AG entered into an amendment to the Purchase Agreement (the “Amendment No. 24 to Purchase Agreement”) pursuant to which the parties agreed for the Issuer Subsidiary to issue to Glencore AG new Tranche N and O debentures (the “NO Debentures”) in the aggregate principal amount of US$20.0 million, bearing interest at 12-month US dollar LIBOR plus 15.0% and due on the earlier of (i) March 31, 2018 or (ii) the availability of at least US$100 million of debt or equity financing or (iii) when it is prudent for the Issuer Subsidiary to repay the debt, on which date all principal and interest accrued to such date will be due and payable. The Tranche N debenture in the amount of US$15.0 million was issued in September 2017. The Tranche O debenture in the amount of US$5.0 million was issued in January 2018.

On December 31, 2017, the 2010 Purchase Warrant and the 2011 Purchase Warrant expired.

On March 23, 2018, the Issuer, the Issuer Subsidiary and Glencore AG entered into an amendment to the Purchase Agreement (the “Amendment No. 25 to Purchase Agreement”) pursuant to which the parties agreed:

•	for the Issuer Subsidiary to issue, and for Glencore AG to purchase, upon the terms and subject to the conditions thereof, new Tranche P, Q, R, S and T debentures (the “PQRST Debentures”) in the aggregate principal amount of US$80.0 million upon the satisfaction of additional closing conditions set forth in the Original Purchase Agreement (with the Tranche P debenture in the amount of US$20.0 million to be issued on or before May 1, 2018, the Tranche Q debenture in the amount of US$15.0 million to be issued on or before August 1, 2018, the Tranche R debenture in the amount of US$15.0 million to be issued on or before September 18, 2018, the Tranche S debenture in the amount of US$20.0 million to be issued on or before November 1, 2018 and the Tranche T debenture in the amount of US$10.0 million to be issued on or before December 31, 2018);

•	to extend the maturity date of each of the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture, the Tranche D Debenture, the 2015 Debentures, the Tranche J Debenture, the KLM Debentures and the NO Debentures to the earlier of March 31, 2019, or the earlier of the availability of at least US$100 million of debt or equity financing, or when it is prudent for the Issuer Subsidiary to repay the debt;

•	to reduce the interest rate on each of the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture, the Tranche D Debenture, the 2015 Debentures, the Tranche J Debenture, the KLM Debentures and the NO Debentures from 12-month US dollar LIBOR plus 15.0% to 12-month US dollar LIBOR plus 10.0%, effective April 1, 2018;

•	to extend the expiration date of the Amended and Restated Exchange Warrant to March 31, 2019; and

•	for the Issuer to issue to Glencore AG a new warrant entitling Glencore AG to purchase up to an aggregate of 6,458,001 Common Shares at an exercise price of US$0.8231 per Common Share until March 31, 2019 (the “2018 Purchase Warrant”).

The 2018 Purchase Warrant was issued on March 23, 2018 and expired on March 31, 2019. The PQRST Debentures, but not the Tranche R Debenture (which has not been issued), were issued on various dates between January 16 and December 18, 2018.

On March 22, 2019, the Issuer, the Issuer Subsidiary and Glencore AG entered into an extension agreement (the “2019 Extension Agreement”) pursuant to which the parties agreed:

•	to extend the maturity date of the outstanding debentures issued to Glencore AG under the Purchase Agreement (the “Outstanding Debentures”) from March 31, 2019 to the earlier of (i) May 10, 2019 and (ii) Glencore’s election upon the occurrence of any of certain triggering events, which include (A) the default by the Issuer or the Issuer Subsidiary in the payment when due of amounts owing to Glencore AG under the Purchase Agreement, including the Outstanding Debentures, the 2019 Extension Agreement or any future agreement between Glencore and the Issuer or the Issuer Subsidiary; (B) failure by the Issuer or the Issuer Subsidiary to perform in any material manner the terms, covenants, conditions or obligations in its agreements with Glencore AG, including the Purchase Agreement, the Outstanding Debentures, the 2019 Extension Agreement and the Standby Purchase Agreement (as defined below); and (C) failure by the Issuer or the Issuer Subsidiary to meet certain milestones and deadlines set out in the 2019 Extension Agreement in respect of the 2019 Rights Offering (as defined below), including applicable filings with and approvals of, no later than May 10, 2019, the applicable Canadian securities regulators, the Toronto Stock Exchange and the NYSE;

•	that the maturity date of the Outstanding Debentures will be further extended to June 30, 2019 provided that, among other things,: (a) a final prospectus for the 2019 Rights Offering has been approved by applicable securities regulators; (b) approvals required from the Toronto Stock Exchange and the NYSE for the 2019 Rights Offering and the 2019 Purchase Warrant have been obtained, and (c) the Standby Purchase Agreement relating to the 2019 Rights offering has been entered into between the Issuer and Glencore AG and the Issuer remains in compliance therewith and with the 2019 Warrant Amending Agreement (as defined below); and

•	that Glencore has no further obligation to acquire the unissued Tranche R Debenture or any other debentures under the Purchase Agreement.

Under the 2019 Extension Agreement, the Issuer is required to effect an offering of rights (the “2019 Rights Offering”) for the subscription of a number of Common Shares equal to the quotient obtained by dividing (a) the sum of (i) the amount of indebtedness of the Issuer owing to Glencore AG on the closing date for the 2019 Rights Offering (the “Closing Date Indebtedness”), (ii) up to US$6.0 million of transaction expenses, and (iii) the amount of the Standby Fee (as defined below) payable to Glencore AG, by (b) the subscription price in the 2019 Rights Offering. Also under the 2019 Extension Agreement Glencore AG had at its sole discretion the right to enter into a standby purchase agreement (the “2019 Standby Purchase Agreement”) with the Issuer to establish the terms and conditions under which Glencore AG would participate in the 2019 Rights Offering. Such terms and conditions included the following principal terms, which were set forth in the 2019 Extension Agreement: (i) the proceeds of the 2019 Rights Offering shall be applied by the Issuer towards the repayment in full of the Closing Date Indebtedness, payment in full of the Standby Fee, and payment of not more than US$6.0 million of expenses of the 2019 Rights Offering; (ii) Glencore AG will commit to act as standby purchaser for all Common Shares that are not otherwise subscribed for under the 2019 Rights Offering’s basic subscription privilege and additional subscription privilege (the “Standby Commitment”); (iii) the Issuer will pay to Glencore AG a standby fee (the “2019 Standby Fee”) equal to 3% of the total funds committed by Glencore AG pursuant to the 2019 Standby Commitment; and (iv) the provisions set forth in the Corporate Governance Agreement restricting to 49% (rounded downward) the number of directors on the Issuer’s board of directors that Glencore AG is entitled to nominate shall be terminated. Completion of the 2019 Rights Offering will be subject to, if applicable, expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and approvals in accordance with Competition Act (Canada), Investment Canada Act and any other required regulatory approvals. As of March 31, 2019, the aggregate principal amount of the Outstanding Debentures was US$165 million and accrued interest thereon was US$77.7 million.

On March 22, 2019, the Issuer and Glencore AG also entered into a warrant amending agreement (the “2019 Warrant Amending Agreement”) pursuant to which the Issuer agreed to (i) extend the expiration date of the Amended and Restated Exchange Warrant from March 31, 2019 to the earlier of: (A) March 31, 2020 and (B) the date on which the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture, and the Tranche D Debenture are repaid; (ii) issue to Glencore AG an aggregate of 6,458,001 new warrants (collectively, the “2019 Purchase Warrant”); and (iii) use its commercially reasonable best efforts to reduce the exercise price of the Amended and Restated Exchange Warrant to the lowest price permitted by the Toronto Stock Exchange and NYSE American, in each case subject to obtaining any necessary approvals of consents of the TSX and NYSE American. Approval of the Amended and Restated Exchange Warrant price reduction to US$0.7368 was subsequently approved in April 2019 by the Toronto Stock Exchange and NYSE American. The Exchange Warrant is exercisable provided the Outstanding Debentures remain outstanding. Upon closing of the 2019 Rights Offering, the intention is to repay the Outstanding Debentures at which point, the exchange warrants will expire unexercised.

On May 6, 2019, Glencore AG and the Issuer entered into a standby purchase agreement (the “2019 Standby Purchase Agreement”) in connection with the Issuer’s contemplated offering of rights (“Rights”) to eligible holders of Common Shares to raise up to approximately US$265,000,000 in gross proceeds assuming the exercise of all Rights (the “2019 Rights Offering”). Under the 2019 Rights Offering, all eligible holders of Common Shares will, subject to applicable law, receive one Right for every Common Share owned on the record date, which will be a date no less than 10 calendar days following receipt of the approval of the Toronto Stock Exchange and NYSE American for the 2019 Rights Offering. In accordance with the rules of the Toronto Stock Exchange (“TSX”), the subscription price (the “Rights Price”) for the Common Shares to be purchased upon exercise of the Rights (the “Rights Price”) will represent a 20 percent discount to the U.S. dollar equivalent of the volume weighted average price (“VWAP”) of Common Shares on the TSX for the five trading days immediately prior to the day the final short form prospectus for the Rights Offering (the “Final Prospectus”) is filed. The number of Rights required to subscribe for one Common Share will be determined on the basis of the Rights Price and the number of common shares in issue at the time of pricing (approximately 322 million Common Shares as at March 31, 2019) in order to receive gross proceeds of approximately US$265 million. The period during which Rights may be exercised under the 2019 Rights Offering will be determined at the time of filing the Final Prospectus.

Under the 2019 Standby Purchase Agreement, Glencore AG agreed, subject to certain conditions and limitations, to exercise its basic subscription privilege in full and to purchase any Common Shares offered pursuant to the 2019 Rights Offering that are not subscribed for by holders of the Rights (the “Standby Commitment”). As a result, subject to the satisfaction of the terms and conditions of the Standby Purchase Agreement, the 2019 Rights Offering will be fully backstopped by Glencore AG. Glencore AG will be entitled to a fee (the “Standby Fee”) at the closing of the 2019 Rights Offering equal to 3.0 percent of the total funds committed by Glencore AG, or approximately US$7.7 million.

On June 28, 2019, the Issuer completed the 2019 Rights Offering by issuing 682,813,838 Common Shares (the “2019 Rights Offering Shares”) at a subscription price of US$0.3881 per Common Share for gross proceeds of approximately US$265.0 million. The Issuer used the proceeds of the 2019 Rights Offering: (a) to repay Glencore AG the Closing Date Indebtedness comprised of US$165,000,000 principal amount of the Outstanding Debentures plus accrued and unpaid interest of US$85,317,869, (ii) to pay Glencore AG the standby fee of US$7,659,536 required under the 2019 Standby Purchase Agreement, and (iii) to pay up to US$6,000,000 in expenses related to the 2019 Rights Offering. Upon the Issuer’s repayment of the Closing Date Indebtedness with proceeds from the 2019 Rights Offering, the Amended and Restated Exchange Warrant expired unexercised.

In connection with the 2019 Rights Offering and as contemplated under the 2019 Standby Purchase Agreement, Glencore AG acquired: (i) 196,726,042 Common Shares upon exercising its basic subscription privilege in full for an aggregate subscription price of approximately US$76,349,377, and (ii) an additional 430,521,941 Common Shares pursuant to the 2019 Standby Commitment for an aggregate subscription price of approximately US$167,085,565. Altogether, Glencore acquired an aggregate of 627,247,983 Common Shares in the 2019 Rights Offering for an aggregate subscription price of approximately US$243,434,942.

Upon closing of the 2019 Rights Offering, the Issuer and Glencore AG entered into (i) an amended and restated corporate governance agreement (the “Amended and Restated Corporate Governance Agreement”), dated June 28 2019, which eliminated the previous restrictions that existed on the number of directors that Glencore AG may appoint to the Issuer’s board of directors, and (ii) a registration rights agreement (the “2019 Registration Rights Agreement”) pursuant to which Glencore AG (and any transferee of Common Shares to whom Glencore AG transfers its registration rights) was granted demand and piggyback registration rights with respect to all Common Shares acquired by Glencore AG pursuant to the 2019 Rights Offering. Glencore AG also waived its right of first refusal with respect to certain material financings in connection with the issuance of the 2019 Rights Offering Shares.

The closing of the 2019 Rights Offering triggered customary anti-dilution provisions under the Purchase Warrants held by Glencore AG that resulted in:

•	a reduction in the exercise price for the First 2016 Purchase Warrant from US$0.7797 to US$0.6756, and an increase in the number of Common Shares issuable upon exercise of such warrant from 625,000 to 721,302;

•	a reduction in the exercise price for the Second 2016 Purchase Warrant from US$1.00 to US$0.8665, and an increase in the number of Common Shares issuable upon exercise of such warrant from 7,055,626 to 8,142,776; and

•	a reduction in the exercise price for the 2019 Purchase Warrant from US$0.7368 to US$0.6384, and an increase in the number of Common Shares issuable upon exercise of such warrant from 6,458,001 to 7,453,068.

The foregoing summaries of the Original Purchase Agreement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture, the Tranche D Debenture, the Parent Guarantee, the Issuer Security Agreement, the Issuer Subsidiary Security Agreement, the Pledge Agreement, the Original Exchange Warrant, the 2008 Purchase Warrant, the 2008 Registration Rights Agreement, the First 2009 Subscription Agreement, the Second 2009 Subscription Agreement, the 2010 Amendment and Waiver, the 2010 Purchase Warrant, the 2010 Registration Rights Agreement, the 2010 Subscription Agreement, the IRRRB Loan Waiver, the 2011 Subscription Agreement, the 2011 Purchase Warrant, the 2011 Amendment and Waiver, the Amended and Restated Exchange Warrant, the 2011 Registration Rights Agreement, the Amended Tranche E Debenture, the Amendment No. 14 to Purchase Agreement, the Confirmation of Secured Obligations Agreement, the Standby Purchase Agreement, the Corporate Governance Agreement, the 2013 Registration Rights Agreement, the 2014 Amendment, the Amendment No. 16 to Purchase Agreement, the Amendment No. 17 to Purchase Agreement, the Amendment No. 18 to Purchase Agreement, the Amendment No. 19 to Purchase Agreement, the Amendment No. 20 to Purchase Agreement, the Amendment No. 21 to Purchase Agreement, the Amendment No. 22 to Purchase Agreement, the Amendment No. 23 to Purchase Agreement, Amendment No. 24 to Purchase Agreement, the First 2016 Purchase Warrant, the 2016 Subscription Agreement, the Second 2016 Purchase Warrant, and Amendment No. 25 to Purchase Agreement, Amendment 21, the 2019 Extension Agreement, the 2019 Warrant Amending Agreement, and the 2019 Standby Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, which were previously filed with the SEC as exhibits to the Statement, and are hereby incorporated herein by reference. The foregoing summaries of the Amended and Restated Corporate Governance Agreement and the 2019 Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference the complete text of such agreements, which are filed herewith.

The source of funds for all of the purchases described above was working capital of the Reporting Persons. The Reporting Persons anticipate that the source of funds for any exercise of the First 2016 Purchase Warrant, the Second 2016 Purchase Warrant and/or the 2019 Purchase Warrant will be working capital of the Reporting Persons.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities of the Issuer covered by this Schedule 13D for investment purposes. The Reporting Persons intend to continue to evaluate the Issuer’s business, financial condition, results of operations, capital structure, financing requirements, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Persons may seek the views of, hold discussions with and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer’s affairs. In addition, the Reporting Persons have held discussions, and may continue to hold discussions, with the Issuer regarding the Issuer’s equity and debt financing requirements and sources, including the Issuer’s equity and debt financing requirements relating to the development and construction of the Issuer’s NorthMet Project. Depending on such evaluations and discussions, each Reporting Person may at any time and from time to time acquire Common Shares, debt securities and/or securities convertible, exercisable or exchangeable for Common Shares; dispose of securities which it has acquired; and/or enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of the positions in the Common Shares which it has acquired. Any acquisition or disposition of Common Shares by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the United States Securities Act of 1933, as amended. In addition, in the interest of maximizing shareholder value, the Reporting Persons may, from time to time, develop plans respecting, or propose changes in the management, policies, operations, capital structure or business of the Reporting Persons. Such plans or proposals may include or relate to one or more of the transactions specified in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including without limitation, a merger, disposition, sale of the Issuer’s assets or changes in the Issuer’s capitalization. Each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate.

As described in Item 3 of the Statement, Glencore AG and the Issuer entered into an Amended and Restated Corporate Governance Agreement on June 28, 2019 which eliminated certain limitations on Glencore AG’s ability to appoint directors to serve on the Issuer’s board of directors.

Mr. Mike Ciricillo, who is currently employed by Glencore, is a member of (i) the Issuer’s board of directors, (ii) the Issuer’s Health, Safety, Environment and Communities Committee and (iii) the Issuer’s Technical Steering Committee. Ms. Helen Harper, who is currently employed by Glencore, is a member of (i) the Issuer’s board of directors, (ii) the Issuer’s Audit Committee (as a non-voting participant), (iii) the Issuer’s Nominating and Corporate Governance Committee (as a non-voting participant), (iv) the Issuer’s Health, Safety, Environment and Communities Committee and (v) the Issuer’s Technical Steering Committee. Mr. Stephen Rowland, who is currently employed by Glencore, is a member of (i) the Issuer’s board of directors, (ii) the Issuer’s Compensation Committee and (iii) the Issuer’s Nominating and Corporate Governance Committee (as a non-voting participant).

Except as described herein, neither the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons has any present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a). To the Reporting Persons’ knowledge, any of the Schedule 1 Persons may make the same evaluation and reserve the same rights.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The Reporting Persons collectively own, directly or indirectly, 720,084,055 Common Shares. However, the Reporting Persons may be deemed to collectively have direct or indirect “beneficial ownership” within the meaning of Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), of (i) an additional 721,302 Common Shares issuable upon exercise of the First 2016 Purchase Warrant, (ii) an additional 8,142,776 Common Shares issuable upon exercise of the Second 2016 Purchase Warrant, and (iii) an additional 7,453,068 Common Shares issuable upon exercise of the 2019 Purchase Warrant. Accordingly, each of the Reporting Persons may be deemed to beneficially own an aggregate of 736,401,201 Common Shares, representing 72.1% of the Issuer’s issued and outstanding Common Shares. This beneficial ownership percentage assumes that there are 1,021,420,062 Common Shares outstanding, which was calculated based on the sum of (i) 322,223,504 Common Shares outstanding as at May 7, 2019 as reported by the Issuer in its Form F-10 filed with the SEC on May 7, 2019, (ii) the 682,813,838 Common Shares issued in the 2019 Rights Offering, (iii) 65,574 Common Shares issued upon the conversion of RSUs by an executive officer of the Issuer, as reported on SEDI on June 17, 2019, (iv) the 721,302 Common Shares issuable upon exercise of the First 2016 Purchase Warrant, (v) the 8,142,776 Common Shares issuable upon exercise of the Second 2016 Purchase Warrant, and (vi) the 7,453,068 Common Shares issuable upon exercise of the 2019 Purchase Warrant. The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of the 720,084,055 Common Shares set forth above.

(c)          Except as set forth in Item 3 and this Item 5 of the Statement, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons, has beneficial ownership of any other Common Shares, or has engaged in any other transaction during the past 60 days in any Common Shares.

Mr. Mike Ciricillo, who is currently employed by Glencore and is a member of the Issuer’s board of directors, holds deferred share units in respect of 78,840 Common Shares and options to purchase 250,000 Common Shares. Ms. Helen Harper, who is currently employed by Glencore and is a member of the Issuer’s board of directors, holds 10,000 Common Shares, deferred share units in respect of 109,705 Common Shares and options to purchase 250,000 Common Shares. Mr. Stephen Rowland, who is currently employed by Glencore and is a member of the Issuer’s board of directors, holds 232,641 Common Shares, deferred share units in respect of 109,705 Common Shares and options to purchase 750,000 Common Shares.

(d)	Not applicable.

(e)	Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 3 of the Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7	Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated July 8, 2019, between Glencore plc, Glencore International AG and Glencore AG relating to the filing of this Amendment No. 23.

99.2	Purchase Agreement (incorporated by reference to Exhibit No. 99.2 to the Schedule 13D filed with the SEC on November 10, 2008).

99.3	Floating Rate Secured Debenture (incorporated by reference to Exhibit No. 99.3 to the Schedule 13D filed with the SEC on November 10, 2008).

99.4	Parent Guarantee (incorporated by reference to Exhibit No. 99.4 to the Schedule 13D filed with the SEC on November 10, 2008).

99.5	Security Agreement (incorporated by reference to Exhibit No. 99.5 to the Schedule 13D filed with the SEC on November 10, 2008).

99.6	Security Agreement (incorporated by reference to Exhibit No. 99.6 to the Schedule 13D filed with the SEC on November 10, 2008).

99.7	Pledge Agreement (incorporated by reference to Exhibit No. 99.7 to the Schedule 13D filed with the SEC on November 10, 2008).

99.8	Exchange Warrant of PolyMet Mining Corp. (incorporated by reference to Exhibit No. 99.8 to the Schedule 13D filed with the SEC on November 10, 2008).

99.9	Purchase Warrant of PolyMet Mining Corp. (incorporated by reference to Exhibit No. 99.9 to the Schedule 13D filed with the SEC on November 10, 2008).

99.10	Registration Rights Agreement (incorporated by reference to Exhibit No. 99.10 to the Schedule 13D filed with the SEC on November 10, 2008).

99.11	Amendment No. 1 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.11 to the Schedule 13D/A filed with the SEC on December 24, 2008).

99.12	Amendment No. 2 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.12 to the Schedule 13D/A filed with the SEC on December 24, 2008).

99.13	Amendment No. 3 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.13 to the Schedule 13D/A filed with the SEC on December 24, 2008).

99.14	Floating Rate Secured Debenture, due September 30, 2011 (incorporated by reference to Exhibit No. 99.14 to the Schedule 13D/A filed with the SEC on December 24, 2008).

99.15	Amendment No. 4 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.15 to the Schedule 13D/A filed with the SEC on June 22, 2009).

99.16	Amendment No. 5 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.16 to the Schedule 13D/A filed with the SEC on June 22, 2009).

99.17	Amendment No. 6 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.17 to the Schedule 13D/A filed with the SEC on June 22, 2009).

99.18	Amendment No. 7 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.18 to the Schedule 13D/A filed with the SEC on June 22, 2009).

99.19	Amendment No. 8 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.19 to the Schedule 13D/A filed with the SEC on June 22, 2009).

99.20	Floating Rate Secured Debenture, due September 30, 2011 (incorporated by reference to Exhibit No. 99.20 to the Schedule 13D/A filed with the SEC on June 22, 2009).

99.21	Amendment No. 9 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.21 to the Schedule 13D/A filed with the SEC on September 4, 2009).

99.22	Floating Rate Secured Debenture, due September 30, 2011 (incorporated by reference to Exhibit No. 99.22 to the Schedule 13D/A filed with the SEC on September 4, 2009).

99.23	Amendment No. 10 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.23 to the Schedule 13D/A filed with the SEC on November 3, 2009).

99.24	Amendment No. 11 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.24 to the Schedule 13D/A filed with the SEC on November 23, 2009).

99.25	Subscription Agreement (incorporated by reference to Exhibit No. 99.25 to the Schedule 13D/A filed with the SEC on November 23, 2009).

99.26	Subscription Agreement (incorporated by reference to Exhibit No. 99.26 to the Schedule 13D/A filed with the SEC on November 23, 2009).

99.27	Amendment and Waiver Agreement, dated as of November 12, 2010, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.27 to the Schedule 13D/A filed with the SEC on November 15, 2010).

99.28	Non-Transferable Common Share Purchase Warrant of PolyMet Mining Corp., dated November 12, 2010 (incorporated by reference to Exhibit No. 99.28 to the Schedule 13D/A filed with the SEC on November 15, 2010).

99.29	Registration Rights Agreement, dated as of November 12, 2010, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.29 to the Schedule 13D/A filed with the SEC on November 15, 2010).

99.30	Subscription Agreement, dated as of November 12, 2010, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.30 to the Schedule 13D/A filed with the SEC on November 15, 2010).

99.31	Waiver, dated as of July 14, 2011, from Glencore AG (incorporated by reference to Exhibit No. 31 to the Schedule 13D/A filed with the SEC on July 15, 2011).

99.32	Share Purchase Agreement, dated as of July 14, 2011, by and between Cliffs Erie L.L.C. and Glencore AG (incorporated by reference to Exhibit No. 32 to the Schedule 13D/A filed with the SEC on July 15, 2011).

99.33	Subscription Agreement, dated as of November 30, 2011, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.33 to the Schedule 13D/A filed with the SEC on December 6, 2011).

99.34	Non-Transferable Common Share Purchase Warrant of PolyMet Mining Corp., dated December 6, 2011 (incorporated by reference to Exhibit No. 99.34 to the Schedule 13D/A filed with the SEC on December 6, 2011).

99.35	Amendment and Waiver Agreement, dated as of November 30, 2011, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.35 to the Schedule 13D/A filed with the SEC on December 6, 2011).

99.36	Amended and Restated Exchange Warrant of PolyMet Mining Corp (incorporated by reference to Exhibit No. 99.36 to the Schedule 13D/A filed with the SEC on December 6, 2011).

99.37	Registration Rights Agreement and Amendment to Existing Registration Rights Agreement, dated as of November 30, 2011, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.37 to the Schedule 13D/A filed with the SEC on December 6, 2011).

99.38	Standby Purchase Agreement, dated as of April 10, 2013, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.38 to the Schedule 13D/A filed with the SEC on April 16, 2013).

99.39	Amendment No. 14 Relating to Purchase Agreement, dated as of April 10, 2013, by and among PolyMet Mining Corp., Poly Met Mining, Inc. and Glencore AG (incorporated by reference to Exhibit No. 99.39 to the Schedule 13D/A filed with the SEC on April 16, 2013).

99.40	Fixed Rate Secured Debenture, due no later than May 1, 2014 (incorporated by reference to Exhibit No. 99.40 to the Schedule 13D/A filed with the SEC on April 16, 2013).

99.41	Confirmation of Secured Obligations Agreement, dated as of April 10, 2013, by Poly Met Mining, Inc., PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.41 to the Schedule 13D/A filed with the SEC on April 16, 2013).

99.42	Corporate Governance Agreement, dated as of July 5, 2013, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.42 to the Schedule 13D/A filed with the SEC on July 8, 2013).

99.43	Registration Rights Agreement, dated as of July 5, 2013, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.43 to the Schedule 13D/A filed with the SEC on July 8, 2013).

99.44	Amendment Agreement, dated as of April 25, 2014, by and among PolyMet Mining Corp., Poly Met Mining, Inc. and Glencore AG (incorporated by reference to Exhibit No. 99.44 to the Schedule 13D/A filed with the SEC on April 29, 2014).

99.45	Amendment No. 16 Relating to Purchase Agreement, dated as of January 28, 2015, by and among PolyMet Mining Corp., Poly Met Mining, Inc. and Glencore AG (incorporated by reference to Exhibit No. 99.45 to the Schedule 13D/A filed with the SEC on August 5, 2015).

99.46	Amendment No. 17 Relating to Purchase Agreement, dated as of July 30, 2015, by and among PolyMet Mining Corp., Poly Met Mining, Inc. and Glencore AG (incorporated by reference to Exhibit No. 99.46 to the Schedule 13D/A filed with the SEC on August 5, 2015).

99.47	Amendment No. 18 Relating to Purchase Agreement, dated as of December 15, 2015, by and among PolyMet Mining Corp., Poly Met Mining, Inc. and Glencore AG (incorporated by reference to Exhibit No. 99.47 to the Schedule 13D/A filed with the SEC on December 18, 2015).

99.48	Amendment No. 19 Relating to Purchase Agreement, dated as of January 27, 2016, by and among PolyMet Mining Corp., Poly Met Mining, Inc. and Glencore AG (incorporated by reference to Exhibit No. 99.48 to the Schedule 13D/A filed with the SEC on September 19, 2016).

99.49	Amendment No. 20 Relating to Purchase Agreement, dated as of June 2, 2016, by and among PolyMet Mining Corp., Poly Met Mining, Inc. and Glencore AG (incorporated by reference to Exhibit No. 99.49 to the Schedule 13D/A filed with the SEC on September 19, 2016).

99.50	Amendment No. 21 Relating to Purchase Agreement, dated as of June 30, 2016, by and among PolyMet Mining Corp., Poly Met Mining, Inc. and Glencore AG (incorporated by reference to Exhibit No. 99.50 to the Schedule 13D/A filed with the SEC on September 19, 2016).

99.51	Amendment No. 22 Relating to Purchase Agreement, dated as of September 14, 2016, by and among PolyMet Mining Corp., Poly Met Mining, Inc. and Glencore AG (incorporated by reference to Exhibit No. 99.51 to the Schedule 13D/A filed with the SEC on September 19, 2016).

99.52	Amendment No. 23 Relating to Purchase Agreement, dated as of October 24, 2016, by and among PolyMet Mining Corp., Poly Met Mining, Inc. and Glencore AG (incorporated by reference to Exhibit No. 99.52 to the Schedule 13D/A filed with the SEC on November 1, 2016).

99.53	First 2016 Purchase Warrant, dated October 28, 2016, issued by PolyMet Mining Corp. to Glencore AG (incorporated by reference to Exhibit No. 99.53 to the Schedule 13D/A filed with the SEC on November 1, 2016).

99.54	Subscription Agreement, dated as of October 28, 2016, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.54 to the Schedule 13D/A filed with the SEC on November 1, 2016).

99.55	Second 2016 Purchase Warrant, dated October 28, 2016, issued by PolyMet Mining Corp. to Glencore AG (incorporated by reference to Exhibit No. 99.55 to the Schedule 13D/A filed with the SEC on November 1, 2016).

99.56	Amendment No. 24 Relating to Purchase Agreement, dated as of September 14, 2017, by and among PolyMet Mining Corp., Poly Met Mining, Inc. and Glencore AG (incorporated by reference to Exhibit No. 99.6 to the Form 6-K filed by PolyMet Mining Corp. with the SEC on September 14, 2017).

99.57	Amendment No. 25 Relating to Purchase Agreement, dated as of March 23, 2018, by and among PolyMet Mining Corp., Poly Met Mining, Inc. and Glencore AG (incorporated by reference to Exhibit No. 99.2 to the Form 6-K filed by PolyMet Mining Corp. with the SEC on March 26, 2018).

99.58	2018 Purchase Warrant, dated March 23, 2018, issued by PolyMet Mining Corp. to Glencore AG (incorporated by reference to the Schedule 13D/A filed with the SEC on April 4, 2018).

99.59	Extension Agreement dated March 22, 2019 by and among PolyMet Mining Corp., PolyMet Mining, Inc. and Glencore AG (incorporated by reference to Exhibit No. 99.59 to the Schedule 13D/A filed with the SEC on March 29, 2019).

99.60	Warrant Amending Agreement dated March 22, 2019 between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.60 to the Schedule 13D/A filed with the SEC on March 29, 2019).

99.61

Standby Purchase Agreement dated May 6, 2019 by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit 4.1 to the Form F-10 filed by PolyMet Mining Corp. with the SEC on May 7, 2019).

99.62	Amended and Restated Corporate Governance Agreement dated June 28, 2019 between PolyMet Mining Corp. and Glencore AG (filed herewith)

99.63	Registration Rights Agreement dated June 28, 2019 between PolyMet Mining Corp. and Glencore AG (filed herewith)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2019

Glencore AG

By:	/s/ Martin Haering
Name:	Martin Haering
Title:	Director

By:	/s/ Stephen Huber
Name:	Stephen Huber
Title:	Director

Glencore International AG

By:	/s/ John Burton
Name:	John Burton
Title:	Director

By:	/s/ Martin Haering
Name:	Martin Haering
Title:	Officer

Glencore plc

By:	/s/ John Burton
Name:	John Burton
Title:	Director

SCHEDULE 1

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Glencore plc, Glencore International AG and Glencore AG. Each executive officer of each of Glencore International AG and Glencore AG is also a director of such company. Where no business address is given for an executive officer or director, and such director’s principal employer is Glencore plc or one of its subsidiaries, the business address is Baarermattstrasse 3, CH-6340, Baar, Switzerland. To the best knowledge of the Reporting Persons, none of the persons listed below beneficially owns any Common Shares.

Directors of Glencore plc:

Name	Principal Occupation	Business address	Share Ownership
Ivan Glasenberg (Citizen of Switzerland)	Chief Executive Officer
Anthony Hayward (Citizen of the United Kingdom)	Non-Executive Chairman	50 Berkeley Street London W1J 8HD United Kingdom
Peter Coates (Citizen of Australia)	Non-Executive Director	Level 22, The Gateway Building 1 Macquarie Place Sydney NSW 2000 Australia
Leonhard Fischer (Citizen of Germany)	Non-Executive Director	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland
Martin Gilbert (Citizen of the United Kingdom)	Vice Chairman, Standard Life Aberdeen plc	Bow Bells House 1 Bread Street London EC4M9HH United Kingdom
John Mack (Citizen of USA)	Senior advisor to Morgan Stanley	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland
Patrice Merrin (Citizen of Canada)	Non-Executive Director	c/o Glencore Canada Corporation First Canadian Place 100 King Street West, Suite 6900 Toronto, Ontario M5X 1E3 Canada
Gill Marcus (Citizen of South Africa)	Non-Executive Director	c/o Glencore South Africa (Pty) Ltd. 3rd Floor, Worley Parsons Building 39 Melrose Boulevard Melrose Arch Melrose North 2196 South Africa

Executive Officers of Glencore plc:

Name	Principal Occupation	Business address	Share Ownership
Ivan Glasenberg (Citizen of Switzerland)	Chief Executive Officer
Steven Kalmin (Citizen of Australia)	Chief Financial Officer
John Burton (Citizen of the United Kingdom)	Company Secretary

Directors and Executive Officers of Glencore International AG:

Name	Principal Occupation	Business address	Share Ownership
Ivan Glasenberg (Citizen of Switzerland)	Chief Executive Officer
Steven Kalmin (Citizen of Australia)	Chief Financial Officer
John Burton (Citizen of the United Kingdom)	Company Secretary of Glencore plc

Directors and Executive Officers of Glencore AG:

Name	Principal Occupation	Business address	Share Ownership
Martin W. Haering (Citizen of Switzerland)	Tax Officer
Carlos Perezagua (Citizen of Spain)	Chairman and Chief Risk Officer

Stephan Huber (Citizen of Switzerland)	Treasurer